Exhibit 99.1

June 27, 2011

Locke Lord Bissell & Liddell LLP
2200 Ross Avenue
Suite 200
Dallas, Texas 75201-6776
Attn: Don Glendenning

Re:          Conditional Proposal (the “Proposal”) Received from The Williams Companies, Inc. (“Williams”)

Dear Don:

We are in receipt of your correspondence dated June 27, 2011 to the effect that, after consultation with its financial advisors and outside legal counsel and making the determinations required by Section 5.4 of the Agreement and Plan of Merger dated June 15, 2011 (the “Merger Agreement”), the Board of Directors of Southern Union Company (“Southern Union”) is providing to Williams a confidentiality agreement on substantially the same terms as the confidentiality agreement that Energy Transfer Equity, L.P. (“ETE”) entered into with Southern Union. We believe that the response by Williams to Southern Union’s request for clarification of certain aspects of Williams’ Proposal to acquire all of the outstanding shares of Southern Union was wholly inadequate and does not form a proper basis on which the Board of Directors of Southern Union could make the determinations required by Section 5.4 of the Merger Agreement. In that regard, we want to advise you of our conclusion that your Board is not permitted by Section 5.4 of the Merger Agreement to engage in any discussions or negotiations with Williams concerning the Proposal, or furnish Williams any non-public information concerning Southern Union.

We understand the interests of the Board of Directors in obtaining further information from Williams in order to supplement, if possible, its unsubstantiated statements regarding the financing for the Proposal and its “plan” to resolve regulatory risk. While the Board is permitted to enter into a limited confidentiality agreement to obtain those clarifications (as provided in the last sentence of Section 5.4(a) of the Merger Agreement), the current circumstances do not support a finding that the proposal outlined by Williams in its letters is reasonably likely to result in a Superior Offer, and obtaining such information without the provision of information to or entering into discussion with Williams would avoid a breach by the Board of its fiduciary duties in the circumstances of Williams’ highly speculative proposal. We also remind you that any confidentiality agreement entered into with Williams must permit the communications to ETE required of Southern Union under Section 5.4 of the Merger Agreement

As a consequence, our view is that any attempt by Southern Union to engage in discussions or furnish non-public information to Williams in the current circumstances will constitute a willful and intentional breach of Section 5.4 of the Merger Agreement. In the circumstance of such a breach of Section 5.4(a), Section 5.4(e) would not permit termination of the Merger Agreement in favor of a Williams offer. Furthermore, we believe the sharing of Southern Union’s confidential information with Williams, a competitor in significant markets, could materially damage the business that ETE will be acquiring.

If you would like to discuss the contents of this letter, please contact me.

cc:	Eric D. Herschmann
Thomas P. Mason
William N. Finnegan IV
Mark Gerstein
David S. Allinson